Exhibit 99.3
Rio Tinto plc
5 Aldermanbury Square
London EC2V 7HR
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release

Further update on Simandou
11 December 2008
Rio Tinto has received correspondence from the Guinean Minister of Mines which appears to indicate that the Council of Ministers has instructed the Ministry of Mines and Geology to effect a compulsory relinquishment of the northern half of the Simandou Mining Concession whilst confirming Rio Tinto’s entitlement to the southern half of that Concession.
Rio Tinto has been in active negotiation in good faith with the Government of Guinea since August 2008 following receipt of correspondence from the President of Guinea purporting to rescind the Simandou Mining Concession.
Rio Tinto remains of the view that it has complied with all its obligations in relation to the Concession such that it is entitled to hold and retain the entire Concession, and will continue working in good faith with the Government of Guinea to seek to resolve this matter on that basis.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed public company, and Rio Tinto Limited, which is a public company listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
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